Exhibit 99.1

FOR IMMEDIATE RELEASE

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

ANNOUNCES EXPIRATION OF TENDER OFFERS FOR ANY AND ALL

7.250% NOTES DUE 2019 AND 5.000% NOTES DUE 2021

SANTIAGO, Chile, April 25, 2019 – Celulosa Arauco y Constitución S.A. (“Arauco”) announced today that its previously announced cash tender offers (the “Tender Offers”) for any and all (a) Arauco’s outstanding 7.250% Notes due 2019 (the “2019 Notes”) and (b) Arauco’s outstanding 5.000% Notes due 2021 (the “2021 Notes” and, together with the 2019 Notes, the “Notes”) have expired at 5:00 p.m., New York City time, on April 24, 2019 (the “Expiration Date”).

The Tender Offers were made pursuant to an offer to purchase dated April 18, 2019 (the “Offer to Purchase”), the related letter of transmittal (the “Letter of Transmittal”) and the related notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase and the Letter of Transmittal, the “Offer Documents”), which set forth the terms of the Tender Offers. The following table sets forth certain information relating to the Tender Offers:

Title of Security	CUSIP No. and ISINs	Principal Amount Outstanding	Tender Offer Consideration (per U.S.$1,000 principal amount)

7.250% Notes due 2019	CUSIP: 151191AQ6; ISIN: US151191AQ67	U.S.$202,087,000	U.S.$1,008.48
	CUSIP: P21963AD8; ISIN: USP21963AD82	U.S.$739,000
	CUSIP: 151191AP8; ISIN: US151191AP84	U.S.$0

5.000% Notes due 2021	CUSIP: 151191AT0; ISIN: US151191AT07	U.S.$196,047,000	U.S.$1,035.99
	CUSIP: 151191AR4; ISIN: US151191AR41	U.S.$30,000
	CUSIP: P21963AE6; ISIN: USP21963AE65	U.S.$4,184,000

As set forth in the table below, as of the Expiration Date, according to information provided by Global Bondholder Services Corporation, a total of (i) U.S.$33,215,000 aggregate principal amount of the 2019 Notes, and (ii) U.S.$64,392,000 aggregate principal amount of the 2021 Notes had been validly tendered and not validly withdrawn. This amount includes U.S.$252,000 aggregate principal amount of the 2021 Notes tendered pursuant to the guaranteed delivery procedures described in the Offer Documents, which remain subject to the holders’ performance of the delivery requirements under such procedures.

Title of Security	CUSIP No. and ISINs	Principal Amount Outstanding	Principal Amount of Notes Tendered as of the Expiration Date

7.250% Notes due 2019	CUSIP: 151191AQ6; ISIN: US151191AQ67	U.S.$202,826,000	U.S.$33,215,000
CUSIP: P21963AD8; ISIN: USP21963AD82
CUSIP: 151191AP8; ISIN: US151191AP84

5.000% Notes due 2021	CUSIP: 151191AT0; ISIN: US151191AT07	U.S.$200,261,000	U.S.$64,392,000
CUSIP: 151191AR4; ISIN: US151191AR41
CUSIP: P21963AE6; ISIN: USP21963AE65

Arauco has accepted for purchase all Notes validly tendered and not validly withdrawn at or prior to the Expiration Date. The Company expects to pay the Tender Offer Consideration plus the accrued and unpaid interest on the Notes validly tendered and not validly withdrawn on April 30, 2019, subject to the terms and conditions described in the Offer Documents.

J.P. Morgan Securities LLC and Scotia Capital (USA) Inc. acted as dealer managers and Global Bondholder Services Corporation acted as Tender and Information Agent in connection with the Tender Offers. Questions regarding the Tender Offers may be directed to J.P. Morgan Securities LLC, Latin America Debt Capital Markets, 383 Madison Avenue, New York, New York 10179, (866) 846-2874 (toll-free) and (212) 834-7279 (collect), Scotia Capital (USA) Inc., Debt Capital Markets, 250 Vesey Street, New York, NY 10281, (800) 372-3930 (toll-free) and (212) 225-5559 (collect) or Global Bondholder Services Corporation at (866) 470-3700 (toll-free) and (212) 430-3774 (collect).

All deliveries and correspondence sent to the Tender and Information Agent should be directed to Global Bondholder Services Corporation, 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions.

Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the Tender Offers, passed upon the merits or fairness of the Tender Offers or passed upon the adequacy or accuracy of the disclosure in the Offer Documents.

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the offer to purchase, which were made only pursuant to the terms and conditions contained in the Offer Documents.

About Arauco

We are a corporation (sociedad anónima) organized under the laws of Chile. Our principal executive offices are located at Avenida El Golf 150, 14th Floor, Las Condes, Santiago, Chile. Our telephone number is +562-2461-7200, and our facsimile number is +562-2461-7541.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which are subject to risks and uncertainties. Other than statements of historical fact, information regarding activities, events and developments that we expect or anticipate will or may occur in the future, including, but not limited to, information relating to our future growth and profitability targets and strategies designed to increase total shareholder value, are forward-looking statements based on management’s estimates, assumptions and projections. Forward-looking statements also include, but are not limited to, statements regarding our future economic and financial condition and results of operations, the plans and objectives of management and our assumptions regarding our performance and such plans and objectives. Many forward-looking statements may be identified by the use of words such as “intend,” “believe,” “expect,” “anticipate,” “should,” “planned,” “projected,” “estimated” and “potential,” among others. Forward-looking statements contained in this press release are predictions only and actual results could differ materially from management’s expectations due to a variety of factors, including those described the section titled “Risk Factors” in our Annual Report for fiscal year 2018 on Form 20-F. All forward-looking statements attributable to us or persons working on our behalf are expressly qualified in their entirety by such risk factors. The forward-looking statements that we make in this press release are based on management’s current views and assumptions regarding future events and speak only as of their dates. We assume no obligation to update developments of these risk factors or to announce publicly any revisions to any of the forward-looking statements that we make, or to make corrections to reflect future events or developments, except as required by the federal securities laws.

Contact:

Celulosa Arauco y Constitución S.A.

Avenida El Golf 150, 14th Floor

Las Condes, Santiago

Chile

T: +56-2-2461-7200